SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires February 28, 2010
Estimated average burden
Hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 19897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2007 and ENDING SEPTEMBER 30, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

CHESTER HARRIS & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

222 MAMARONECK AVENUE

WHITE PLAINS,	NEW YORK	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HARRIS, President **(914) 683 - 8400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ***DAVID HARRIS,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***CHESTER HARRIS & CO., INC., as of SEPTEMBER 30, 2008,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

Pres
Title

X ____________________
Notary Public

LAUREN J. DEMASE
Notary Public, State of New York
No. 02DE5023011
Qualified in Westchester County
Term Expires January 24, 2010

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***DAVID HARRIS***, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***CHESTER HARRIS & CO., INC.,*** for the year ended ***SEPTEMBER 30, 2008*** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

(Signature)

President
(Title)

(Notary Public)
LAUREN J. DEMASE
Notary Public, State of New York
No. 02DE5023011
Qualified in Westchester County
Term Expires January 24, 2010

CHESTER HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

CHESTER HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$ 252,565
Securities owned, at market value (Notes 2b and 3)	31,776
Due from broker	382,638
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $936,845)(Note 5)	709,033
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation of $422,998 (Notes 2d and 4)	181,789
Other assets	323,752
Related party receivable (Note 7)	153,846
Total assets	$ 2,035,399

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 260,664
Total liabilities	260,664
Commitments and contingencies (Notes 9 and 10)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreement (Note 5)	820,000
Stockholders' Equity (Note 11)	
Preferred stock, non-cumulative; $100 par value; authorized 2,000 shares; outstanding 1,480 shares	148,000
Common stock; par value $ .01 per share, authorized 10,000,000 shares; outstanding 1,072,000 shares	10,720
Paid-in capital	186,855
Retained earnings	609,160
Total stockholders' equity	954,735
Total liabilities and stockholders' equity	$ 2,035,399

The accompanying notes are an integral part of this statement.

CHESTER HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

Note 1- Nature of Business

Chester Harris & Co., Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Depreciation***
Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

f) Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values, are summarized as follows:

Government bonds	$23,968
Equities	7,808
	$31,776

Note 4- Furniture, Fixtures and Leasehold Improvements

Major classifications of fixed assets, as of September 30, 2008, are summarized as follows:

Furniture and equipment	$554,722
Leasehold improvements	18,141
Automobile	31,924
	604,787
Less: Accumulated depreciation	(422,998)
	$181,789

Note 5- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of both secured demand notes evidenced by secured demand note collateral agreements and subordinated loan agreements both of which are approved by FINRA. All notes mature at March 31, 2014, and bear interest of 5% to 15%. $709,033 of such notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6- Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the fiscal year ended September 30, 2008 was $-0-.

Note 7- Related Party Transactions

The Company and CDH Holdings, Inc., the parent company of David Harris & Co., Inc. ("David"), are owned by the same shareholders. The Company and David share office space, personnel and other administrative expenses. During the year, the Company was reimbursed $360,000 for such expenses.

Note 8- Income Tax

The significant components of the provision for income taxes for the year ended September 30, 2008 were as follows:

Federal	$11,700
State	6,680
	$18,380

Note 9- Lease Commitments

The Company leases its premises under a lease expiring June 30, 2013. Future approximate minimum annual rental expense for the fiscal year ended September 30, is:

2009	$113,848	
2010	$113,848	
2011	$119,499	
2012	$121,383	
2013	$91,037	(9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. At September 30, 2008, the Company holds no such securities. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 11- Net Capital Requirements

The capital ratio of the Company, as independently computed by our auditors, was 19.01%, versus an allowable maximum of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement under SEC Rule 15c3-1 was $250,000. The net capital as computed was $1,370,986, leaving capital in excess of requirements in the amount of $1,120,986.

A copy of the Company's Statement of Financial Condition as of September 30, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of FINRA.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Chester Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Gentlemen:

We have audited the accompanying statement of financial condition of Chester Harris & Co., Inc. as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chester Harris & Co., Inc. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 11, 2008

CHESTER HARRIS & CO., INC.
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2008

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Chester Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Gentlemen:

In planning and performing our audit of the financial statements of Chester Harris & Co., Inc. as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. *A material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Chester Harris & Co., Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NYSE and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
November 11, 2008

END